November 14, 2019

Jeffrey Smulyan
Chief Executive Officer
MediaCo Holding Inc.
One Emmis Plaza, 40 Monument Circle, Suite 700
Indianapolis, IN 46204

       Re: MediaCo Holding Inc.
           Amendments No. 2 and No. 3 to
           Registration Statement on Form 10-12B
           Filed November 1, 2019 and November 8, 2019
           File No. 001-39029

Dear Mr. Smulyan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B/A filed on November 8, 2019

Description of MediaCo Securities--Indemnification of Officers and Directors, page 83

1.    We note that your forum selection provision in the Amended and Restated
Code of
      Bylaws filed as Exhibit 3.2 to the registration statement identifies a Circuit or Superior
      Court of the Marion County, State of Indiana (or the United States District Court in the
      Southern District of Indiana in a case of pendent jurisdiction), as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by
 Jeffrey Smulyan
MediaCo Holding Inc.
November 14, 2019
Page 2
      the Securities Act or the rules and regulations thereunder. If the provision applies to
      Securities Act claims, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
      Lastly, provide clear risk factor disclosure of the risks and other impacts on shareholders of MediaCo of the exclusive forum provision.
General

2. Please provide an analysis of whether the distribution of MediaCo Class A shares to the shareholders of Emmis constitutes a sale under Section 2(a)(3) of the Securities Act. In this regard, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the Emmis shareholders' investment such that the shareholders are providing value for the MediaCo shares. For example, discuss the shareholders' economic and voting interests in Emmis prior to the transactions
      compared to their economic and voting interests in Emmis and MediaCo after the transactions. For example, include the percentage of Emmis' assets that the assets being contributed to MediaCo represent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Joseph
Cascarano, Senior Staff Accountant, at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at
202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameJeffrey Smulyan
                                                             Division of
Corporation Finance
Comapany NameMediaCo Holding Inc.
                                                             Office of
Technology
November 14, 2019 Page 2
cc:       Justin Chairman
FirstName LastName